UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2019

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD
(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates
(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Item 3.03	Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 6-K, the information contained in Items 5.03 of this Current Report on Form 6-K is incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Amira Nature Food, Ltd, (the “Company”) today announced a reminder of that the Company's ticker symbol on the New York Stock Exchange will be changed to "RYCE" from "ANFI”.  Commencing on December 20, 2019, at the market open, the Company’s Ordinary Shares will begin trading under the Company's new ticker symbol. No action is needed from current shareholders in relation to the ticker symbol.

On December 10, 2019, Amira Nature Foods, Ltd.  (the “Company”) filed a Certificate of Amendment (the “Amendment”) to the Company’s  Memorandum and Articles of Association, as amended  with the Registrar of Corporate Affairs of the British Virgins Islands (the “BVI”) to effect a 20-for-1 reverse stock split  (the “Reverse Split”) of the outstanding shares of the Company’s Ordinary Shares (the “Ordinary Shares”).

As previously reported, on December 4, 2019, the Company’s Board of Directors approved the Amendment to effect the Reverse Split at a ratio of 20-for-1. In connection with the Reverse Split and new symbol, a vote of the shareholders of the Company is not required and as such, no shareholder vote or meeting of shareholders was held. The Reverse Stock Split is intended to bring the Company into compliance with the $1.00 minimum average closing share price requirement for continued listing on the New York Stock Exchange (the “NYSE”).

As a result of the Reverse Stock Split, every twenty shares of issued and outstanding Ordinary Shares will be automatically combined into one (1) issued and outstanding share of Ordinary Shares. In connection with the Reverse Split, the Company’s par value per share will be increased from $0.001 to $0.02.

The Ordinary Shares will begin trading on a split-adjusted basis with the symbol “RYCE” on the New York Stock Exchange at the market open on December 20, 2019.

Continental Stock Transfer & Trust Company will serve as the Exchange Agent, and all fractional shares resulting from the Reverse Split shall be rounded up to one (1) whole share.

Both before and after the Reverse Split, the Company is authorized to issue unlimited Ordinary Shares. The Reverse Stock Split will reduce the number of shares of Ordinary Shares outstanding from approximately 44,421,835 to approximately 2,221,092 shares, subject to adjustment for the rounding up of fractional shares.

Stockholders holding certificated shares will receive information from Continental Stock Transfer & Trust Company regarding the process for exchanging their stock certificates. Stockholders who hold their shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will not be required to take any action.

The foregoing description of the Reverse Split does not purport to be complete and is qualified in its entirety by reference to the complete text of the Certificate of Amendment, a copy of which is filed with this report as Exhibit 3.1 and is incorporated into this report by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

1.4	Amendment to Memorandum and Articles of Association
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Date: December 17, 2019	By:	/s/ Karan A. Chanana
	Name:	Karan A. Chanana
	Title:	Chairman